[LETTERHEAD OF FIRST MARINER BANCORP]

February 16, 2010

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:          First Mariner Bancorp

Registration Statement on Form S-1, as amended

Request for Acceleration of Effectiveness

File No. 333-163560

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement, First Mariner Bancorp (the “Company”) hereby requests that said Registration Statement on Form S-1, as amended, be declared effective on February 16, 2010, at 10:00 a.m. or as soon thereafter as practicable.

Furthermore, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding this request, please telephone Edward G. Olifer or Joel E. Rappoport of Kilpatrick Stockton LLP at 202.508.5852.

Very truly yours,

FIRST MARINER BANCORP

Edwin F. Hale, Sr.
Chairman and Chief Executive Officer

cc:           Gregory Dundas, Securities and Exchange Commission